6097303389;# 4/ 4

Vf 3-18-04

04015852

Att 3/16/2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Applicant's Name: H. Rivkin & Co., Inc.
H. Rivkin & Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Delaware Avenue
(No. and Street)

Pennington (City) New Jersey (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony V Bruno, C.P.A. 718 273 3362 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno, Cicero & LoVerde CPA's P.C.
(Name – *if individual, state last, first, middle name*)

1336 Forest Avenue (Address) Staten Island, (City) New York (State) 10302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Att 3.25.2004

OATH OR AFFIRMATION

I, Harold Rivkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Rivkin & Company Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public JOAN M. CHANDLER
NOTARY PUBLIC OF NEW JERSEY
7/23/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR'S REPORT

Bruno Cicero & LoVerde, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2003 and December 31, 2002 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 - 13 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruno, Cicero & Lo Verde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 16, 2004

1336 Forest Ave · Staten Island, NY 10302 · Tel: (718)273-3362 · Fax: (718)273-7681 · Fax: (718)273-4262

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
CURRENT ASSETS		
Cash	$ 4,119	$ 9,960
Brokers' receivable	70,652	47,380
Inventory - securities	179,982	137,102
Prepaid expenses	10,325	4,920
Deferred tax asset	51,412	67,799
Total Current Assets	316,490	267,161
PROPERTY, PLANT and EQUIPMENT		
Machinery and equipment	28,248	28,248
Furniture and fixtures	18,375	18,375
	46,623	46,623
Less: accumulated depreciation	46,623	46,623
Total Property, Plant and Equipment	-	-
TOTAL ASSETS	**$ 316,490**	**$ 267,161**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Payroll taxes payable	6,413	5,786
Accrued expenses	7,600	9,371
Total Current Liabilities	14,013	15,157
LONG TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock - par value $.01		
Authorized - 200,000 shares		
Issued - 25,500 shares	70,000	70,000
Additional paid-in capital	149,659	149,659
Retained earnings	82,818	32,345
Total Stockholders' Equity	302,477	252,004
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 316,490**	**$ 267,161**

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
REVENUE		
Commission income	$ 6,973	$ 10,029
Trading income	703,179	446,202
	-	-
Total Revenue	710,152	456,231
COST OF SALES	-	2,817
Gross Profit	710,152	453,414
OPERATING EXPENSES		
Officer's salaries	209,000	163,500
Office salaries	298,546	113,688
Depreciation & amortization	-	6,148
Advertising & promotion	1,166	50
Travel & entertainment	23,193	12,836
Telephone	11,749	10,150
Rent	22,000	21,300
Legal & professional services	15,561	17,971
Licenses & registration	4,138	2,291
Payroll & miscellaneous taxes	37,476	22,185
Dues, publications, & seminars	15,327	5,358
Office, stationary & printing	6,722	13,039
Postage & delivery	3,401	888
Insurance	20,975	10,055
Auto lease expense	4,946	4,921
Utilities repairs & maintenance	1,494	2,967
Bank charges & miscellaneous	1,201	991
Pension expense	10,000	-
Total Operating Expenses	686,895	408,338
Income From Operations	23,257	45,076
OTHER INCOME (EXPENSE)		
Interest & dividend income	5,712	4,852
Interest expense	(1,094)	(15)
Unrealized gain (loss)	42,446	(7,500)
Realized loss	-	(5,328)
Miscellaneous income	-	2,000
Other Income (Expense) - Net	47,064	(5,991)
Income before income tax	70,321	39,085
Income tax provision	(3,461)	(2,671)
Deferred tax benefit (expense)	(16,387)	(6,072)
NET INCOME	50,473	30,342
Retained earnings - beginning of the year	32,345	2,003
Retained earnings - end of the year	$ 82,818	$ 32,345

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

	Total	Common Stock Par Value .01	Additional Paid-in Capital	Retained Earnings
Balance at beginning of year - January 1, 2002	$ 221,662	$ 70,000	$ 149,659	$ 2,003
Additional Paid-in Capital	-		-	30,342
Net Income - December 31, 2002	30,342			-
Stockholders' equity at December 31, 2002	252,004	70,000	149,659	32,345
Net Income December 31, 2002	50,473			50,473
Stockholders' equity at December 31, 2003	$ 302,477	$ 70,000	$ 149,659	$ 82,818

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
Cash Flows From Operating Activities		
Net Income	$ 50,473	$ 30,342
Adjustments to reconcile net income to net cash flows used by operating activities		
Depreciation and amortization	-	6,148
Unrealized/Realized (gain) loss	(42,446)	12,828
Deferred tax (benefit) expense	16,387	6,072
(Increase) in brokers' receivable	(23,272)	(11,816)
(Increase) Decrease in inventory account	(434)	(49,670)
(Increase) Decrease in prepaid expenses & deposits	(5,405)	(4,920)
Decrease in due from affiliate	-	5,000
Increase (Decrease) in accrued commissions, payroll	-	-
taxes & other expenses	(1,144)	10,886
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	(5,841)	4,870
NET INCREASE (DECREASE) IN CASH	**(5,841)**	**4,870**
CASH AT BEGINNING OF YEAR	**9,960**	**5,090**
CASH AT END OF YEAR	**$ 4,119**	**$ 9,960**

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2003

TOTAL ASSETS	$ 316,490
LESS TOTAL LIABILITIES	14,013
NET WORTH	302,477
ADD SUBORDINATED LOANS	-
ADJUSTED NET WORTH	302,477
LESS NON-ALLOWABLE ASSETS	61,737
CURRENT CAPITAL	240,740
LESS HAIRCUTS	27,610
NET CAPITAL	213,130
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 113,130
AGGREGATE INDEBTEDNESS	**$ 14,013**
AGGREGATE INDEBTEDNESS TO NET CAPITAL	**6.5%**

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the National Association of Securities Dealers (NASD) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books of account reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Statement of Cash Flows

The Company in compliance with Federal Accounting Standard Board (FASB) No. 95, has adopted the cash flow method of presenting its statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supercedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax attributable to temporary differences and/or carryforwards. (See Note 8).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Southwest Clearing Corporation At December 31, 2003 & 2002 the account balances of $70,652 and $47,380 represented trading profits settled in 2003 & 2002 respectively that had not been transferred by the clearing house until 2004 & 2003 respectively.

Note 3 - Inventory - Securities

The inventory - securities account balances at December 31, 2003 & 2002 of $179,982 and $137,102 respectively is stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

Note 4 - Prepaid Expenses

Prepaid expenses at December 31, 2003 & 2002 are summarized as follows:

	2003	2002
Prepaid dues & registration fees	$ 6,856	$ 4,920
Prepaid - other	3,469	
	$ 10,325	$ 4,920

Note 5 - Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2003 (New Jersey)	$ 31,200

Note 6 - Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $213,130, which exceeded its required net capital by $113,130.

Note 7 - Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

A reconciliation between financial statement income and taxable income at December 31, 2003 is as follows:

Financial statement income before taxes	$ 67,360
Adjustments for:	
Permanent differences	3,352
Temporary differences	(70,762)
Federal taxable income	$ (50)

The above reconciliation resulted in deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ 10,325
State	6,062
	$ 16,387

Note 8 - Pension Plan

During 1997, the company established a retirement plan, which covers substantially all employees, as defined in the plan document. For the year ended December 31, 2003, pension expense amounted to $10,000.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
DECEMBER 31, 2003

POSITION

SECURITIES SUBJECT TO 40% H. C.		
LONG	$	0
SHORT	$	0
SECURITIES SUBJECT TO 15% H. C.		
LONG	$	145,331.00
SHORT		
TNC	$	237,945.00

HAIRCUTS

1. -40% H. C.					
LONG	$	0.00 x 40%		$	
SHORT	$	0.00 x 40%		$	-
2. -15% H. C. ON THE GREATER OF THE LONG OR SHORT					
LONG	$145,331.00	x	15%	$	21,799.65

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT		$	0.00		
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION		$	(36,332.75)		
EXCESS	15% x	$	0.00	$	-

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY > 500 SHARES & > $23,794.50

STOCK VAL.	$ 0.00	100% H. C.	UNDUE CONC.		
$28,500.00	$23,794.50	15%	$705.83		
$29,250.00	$23,794.50	15%	$818.33		
$27,160.00	$23,794.50	15%	$504.83		
TOTAL OF UNDUE CONCENTRATION				$	2,028.99

OTHER HAIRCUT:

TYPE	BALANCE	HAIRCUT	SUBTOTAL		
MBNA Capital	$21,800.00	8.50%	$1,853.00		
Rapid American	$0.57	100.00%	$0.57		
Levi Strauss & Co.	$12,850.00	15.00%	$1,927.50		
TOTAL OF OTHER HAIRCUT				$	3,781.07
TOTAL HAIRCUT				**$**	**27,609.71**

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

ACCOUNT NAME	AMOUNT
PREPAID EXPENSES	10,325
DEFERRED TAX ASSETS	51,412
TOTAL NON-ALLOWABLE ASSETS	$ 61,737

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

ACCOUNT NAME	AMOUNT
PAYROLL TAXES PAYABLE	$ 6,413
ACCRUED EXPENSES	7,600
TOTAL AGGREGATE INDEBTEDNESS	$ 14,013

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003 AND 2002

Bruno Cicero & LoVerde, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and Company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments of H. Rivkin and Company, Inc. for the year ended December 31, 2003. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(I) Compared listed assessment payments with respective cash disbursements record entries;

Because the above procedures do not constitute an audit conducted in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2003 no SIPC-6 or SIPC-7 reports were required to be filed by the Company, due to the fact that the SIPC fund exceeded one billion in assets.

Bruno, Cicero & LoVerde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 16, 2004

1336 Forest Ave. Staten Island, NY 10302 · Tel: (718)273-3362 · Fax: (718)273-7681 · Fax: (718)273-4262

H. RIVKIN AND COMPANY, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION INVESTMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC - 4 general assessment - year ended December 31, 2003	January 28, 2003	$ 150	$ - 0 -
SIPC - 7 (See Auditor's Note)		N/A	N/A
		$ 150	$

Name of Collection Agent : National Association of Securities Dealers, Inc.

See accompanying accountant's report

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the National Association of Securities Dealers (NASD) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books of account reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Statement of Cash Flows

The Company in compliance with Federal Accounting Standard Board (FASB) No. 95, has adopted the cash flow method of presenting its statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supercedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax attributable to temporary differences and/or carryforwards. (See Note 8).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Southwest Clearing Corporation At December 31, 2003 & 2002 the account balances of $70,652 and $47,380 represented trading profits settled in 2003 & 2002 respectively that had not been transferred by the clearing house until 2004 & 2003 respectively.

Note 3 - Inventory - Securities

The inventory - securities account balances at December 31, 2003 & 2002 of $179,982 and $137,102 respectively is stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

Note 4 - Prepaid Expenses

Prepaid expenses at December 31, 2003 & 2002 are summarized as follows:

	2003	2002
Prepaid dues & registration fees	$ 6,856	$ 4,920
Prepaid - other	3,469	
	$ 10,325	$ 4,920

Note 5 - Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2003 (New Jersey)	$ 31,200

Note 6 - Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $213,130, which exceeded its required net capital by $113,130.

Note 7 - Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2003 is as follows:

Financial statement income before taxes	$ 67,360
Adjustments for:	
Permanent differences	3,352
Temporary differences	(70,762)
Federal taxable income	$ (50)

The above reconciliation resulted in deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ 10,325
State	6,062
	$ 16,387

Note 8 - Pension Plan

During 1997, the company established a retirement plan, which covers substantially all employees, as defined in the plan document. For the year ended December 31, 2003, pension expense amounted to $10,000.

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(e) (4)
DECEMBER 31, 2003

Bruno Cicero & LoVerde, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON THE INTERNAL CONTROL STRUCTURE**

To the Board of Directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives. In addition, our review indicated that H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2003 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report recognizes that it is not practicable in an organization the size of H. Rivkin and Company, Inc. to achieve all the divisions of duties and cross-check generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Bruno, Cicero & LoVerde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 16, 2004